EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

August 13, 2025

AVINO ANNOUNCES Q2 2025 FINANCIAL RESULTS;

ACHIEVES STRONG FINANCIAL PERFORMANCE; CONTINUING TO DELIVER SHAREHOLDER VALUE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, announces its unaudited consolidated interim financial results for the second quarter of 2025. All amounts are in U.S. dollars unless stated otherwise.

“We are very pleased to report another quarter of strong financial performance for Avino,” said David Wolfin, President and CEO. “The second quarter of 2025 reflects the positive impact of improved mill availability and the operational discipline demonstrated by our team. Revenue and profitability were supported by higher-than-forecasted tonnes milled and continued improvements in plant efficiency. With two strong quarters behind us, we are firmly on track to meet our 2025 financial and operational targets. At La Preciosa, development and blasting activities continue to advance toward the Abundancia vein structure and we are progressing towards the milestone of bringing La Preciosa material into production. With solid financial results from the Avino Mine and continued progress at La Preciosa, we remain on track with our transformational growth strategy.”

Second Quarter 2025 Financial Highlights (compared to Q2 2024)

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Robust Revenues: Avino realized revenues of $21.8 million, representing a 47% increase from $14.8 million, primarily as a result of increased metal prices and consistent production. At the end of the quarter, there was $5.2 million in concentrate sales receivable converted to cash subsequent to quarter end.

•	Quarterly Profits: Net income after taxes was $2.9 million, or $0.02 per share, an increase from $1.2 million, or $0.01 per share.

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Operating Margins Remain Elevated: Gross profit, or mine operating income, was $10.2 million and represented an increase of 118% from $4.8 million. The significant improvement was a result of meaningful unit cost reductions from economies of scale, with 36% higher tonnes milled. This is the third consecutive quarter of over $10 million in mine operating income reported.

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Strong EBITDA and Adjusted Earnings: The Company realized earnings before interest, taxes, depreciation and amortization, or EBITDA, of $7.4 million, up 118% from $3.4 million. Adjusted earnings[3] was $8.8 million, or $0.06 per share, an increase of 103% from $4.3 million and $0.03 per share.

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Improved Costs per Ounce Metrics: Cash costs per silver equivalent payable ounce sold[1,2,3] was $15.11, and all-in sustaining cash costs per silver equivalent payable ounce sold[1,2,3] was $20.93, a reduction of 7% and 8%, respectively.

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Increased Working Capital from Cash Flow: The Company’s balance sheet continued to strengthen with working capital[1] increasing to $40.6 million, up $9.2 million, or 30% from $31.3 million at the end of Q1 2025, as a result of another quarter of cash generation. Cash provided by operating activities of $8.3 million or $0.06 per share. Prior to working capital movements, cash generated from operating activities was $6.3 million, or $0.04 per share.

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Index Inclusion in Q2 2025: Early July, Avino was included in the S&P/TSX Global Mining Index having been officially recognized as part of a global benchmark for the mining sector. In addition, as announced on May 1, 2025, Avino received inclusion into the Solactive Global Silver Miners Index, further solidifying Avino as an established silver producer with a growing production profile. Avino expects further index inclusion in the coming months which should provide additional liquidity and opportunities for increasing institutional ownership.

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Avino Silver & Gold Mines Ltd. –August 13, 2025

AVINO ANNOUNCES Q2 2025 FINANCIAL RESULTS;

ACHIEVES STRONG FINANCIAL PERFORMANCE; CONTINUING TO DELIVER SHAREHOLDER VALUE

Operational and Financial Highlights

HIGHLIGHTS (In US$, unless otherwise noted)	Second Quarter 2025	Second Quarter 2024	Change	YTD 2025	YTD 2024	Change
	Operating
Tonnes Milled	190,987	140,934	36%	358,840	310,529	16%
Silver Ounces Produced	283,619	292,946	-3%	549,300	543,589	1%
Gold Ounces Produced	1,774	1,514	17%	3,999	3,292	21%
Copper Pounds Produced	1,461,980	1,305,549	12%	3,065,323	2,652,659	16%
Silver Equivalent Ounces1 Produced	645,602	616,571	5%	1,324,060	1,246,053	6%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold2	676,453	537,037	26%	1,244,334	1,147,914	8%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$15.11	$16.29	-7%	$13.97	$15.55	-10%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce1,2,3	$20.93	$22.74	-8%	$20.54	$21.40	-4%
Financial Operating Performance (in 000’s)
Revenues	$21,805	$14,787	47%	$40,641	$27,180	50%
Mine operating income	$10,224	$4,697	118%	$20,786	$7,036	195%
Net income	$2,864	$1,240	131%	$8,481	$1,839	361%
Earnings before interest, taxes and amortization (“EBITDA”)3	$7,432	$3,409	118%	$17,130	$5,122	234%
Adjusted earnings3	$8,837	$4,348	103%	$18,592	$6,404	190%
Cash provided by operating activities	$8,350	$1,078	675%	$9,108	$3,425	166%
Mine operating cash flow before taxes3	$11,273	$5,877	92%	$22,670	$9,037	151%
Per Share Amounts
Earnings per share	$0.02	$0.01	100%	$0.06	$0.01	500%
Adjusted earnings per share3	$0.06	$0.03	100%	$0.12	$0.05	140%
Liquidity & Working Capital (in 000’s)

	June 30, 2025	March 31, 2025	Change	June 30, 2025	December 31, 2024	Change
Cash	$37,279	$26,627	40%	$37,279	$27,317	36%
Working capital3	$40,615	$31,339	30%	$40,616	$25,235	61%

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Avino Silver & Gold Mines Ltd. –August 13, 2025

AVINO ANNOUNCES Q2 2025 FINANCIAL RESULTS;

ACHIEVES STRONG FINANCIAL PERFORMANCE; CONTINUING TO DELIVER SHAREHOLDER VALUE

2nd Quarter Operating Highlights (Compared to Q2 2024)

•	Silver Equivalent Production Increased 5%: Avino produced 645,602 silver equivalent ounces in Q2 2025, representing a 5% increase from Q2 of 2024. This increase was driven by significantly improved mill availability, with our highest quarterly mill throughput in history. This record throughput was partially offset by lower feed grades in all three metals (silver, gold and copper), as we moved through a lower grade section of the mine plan.

•	Record Mill Throughput: In Q2 2025, Avino achieved 36% higher mill throughput versus Q2 2024, totalling a quarterly record of 190,987 tonnes of material. These throughput levels were a result of previous upgrades and automation enhancements made by our operations team, demonstrating significant improvements in mill availability.

•	Gold Production Increased 17%: Q2 2025 production of 1,774 gold ounces represented a 17% increase compared to Q2 2024. This improved production resulted from the increased tonnes processed, alongside significant improvements in gold recoveries to 74% from 70% in Q2 of 2024.

•	Copper Production Increased 12%: Avino produced 1.5 million pounds of copper in Q2 2025, a 12% increase compared to Q2 2024.

•	Silver Production decreased 3%: Silver production for Q2 2025 was 283,619 ounces, representing a 3% decrease compared to Q2 2024.

La Preciosa Update

Blasting and construction of the relatively short 360 meter San Fernando main access decline is underway, and equipment mobilization has been swift, allowing development to advance on plan. The new jumbo drill is working on this ramp as it progresses toward intercepting the Gloria and Abundancia veins. Site services have been installed and an existing building has been renovated for site personnel. Recent photos showcasing the work at La Preciosa are available on the Avino website — click here to view them.

2025 Capital Expenditures

Capital expenditures for the first half of 2025, including lease and loan payments on equipment, were $6.9 million, compared to $4.4 million for the same period in 2024, on track for our capital expenditure guidance previously disclosed in our 2025 outlook news release.

ESG Initiatives

Avino follows the ESG Standards and the United Nations Sustainable Development goals. There are 17 Sustainable Development Goals (SDGs), which were developed as a call to action by all countries developed and developing in a global partnership.

Avino has published it’s Inaugural Sustainability Report on the website, click here to view. This marks a major milestone in our journey toward greater accountability and responsible growth and it reflects our commitment to transparency, continuous improvement, and long-term value creation for all stakeholders.

Strategic projects in the communities that commenced during the second quarter include: Delivery of low cost water tanks and cisterns, a trench was formed to channel rainwater from the mine, a 5 hectare community reforestation has been approved, a total of 67 families in the communities received solar boilers at reduced cost, made possible through company-led facilitation of a subsidy program, and a donation was made to the Mining and History Museum in the City of Durango.

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Avino Silver & Gold Mines Ltd. –August 13, 2025

AVINO ANNOUNCES Q2 2025 FINANCIAL RESULTS;

ACHIEVES STRONG FINANCIAL PERFORMANCE; CONTINUING TO DELIVER SHAREHOLDER VALUE

Mexican nationals account for 100% of our mine work force. Currently, we have approximately 483 direct jobs which includes the workers at the mine site and in our Durango offices.

The earnings should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the corresponding period, which can be viewed on the Company’s website at www.avino.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Qualified Person

Peter Latta, P. Eng, MBA, VP Technical Services, Avino, who is a qualified person within the context of National Instrument 43-101, has reviewed and approved the technical data in this news release.

Non-IFRS Accounting Standards Measures

The financial results in this news release include references to non-IFRS Accounting Standards measures. These measures are used by the Company to manage and evaluate the operating performance of the Company’s mining operations and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-IFRS Accounting Standards Measures” section of the Company’s MD&A dated August 13, 2025 for the six months ended June 30, 2025, which is incorporated by reference within this news release and available on SEDAR+ at www.sedarplus.ca.

Conference Call and Webcast

The Company’s unaudited condensed consolidated interim financial statements for the Second Quarter 2025, will be released after the market closes on Wednesday, August 13, 2025.

A conference call to discuss the Company’s Q2 2025 operational and financial results will be held on Thursday, August 14, 2025, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q2 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: +1 973-528-0011

Participant Access Code: 992730

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

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Avino Silver & Gold Mines Ltd. –August 13, 2025

AVINO ANNOUNCES Q2 2025 FINANCIAL RESULTS;

ACHIEVES STRONG FINANCIAL PERFORMANCE; CONTINUING TO DELIVER SHAREHOLDER VALUE

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023 and can be viewed within Avino’s latest technical report dated February 5, 2024 for the Pre-feasibility Study and references to to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q2 2025, AgEq was calculated using metal prices of $33.64 per oz Ag, $3,280 per oz Au and $4.32 per lb Cu. In Q2 2024, AgEq was calculated using metals prices of $28.86 oz Ag, $2,331 oz Au and $4.43 lb Cu. For YTD 2025, AgEq was calculated using metal prices of $32.77 per oz Ag, $3,071 per oz Au and $4.28 per lb Cu. For YTD 2024, AgEq was calculated using metal prices of $26.11 oz Ag, $2,205 oz Au and $4.13 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

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